[CBI LOGO]		Walter G. Browning
Vice President
General Counsel &
Secretary

CB&I
One CB&I Plaza
2103 Research Forest Drive
	Via Facsimile and First Class Mail	The Woodlands, TX 77380-2624
USA
Tel: +1 832 513 1536
Fax: +1 832 513 1791
wbrowning@CBI.com
July 27, 2007
Jack Guggenheim
Office of Global Security Risk
Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, DC 20549

RE:	Chicago Bridge & Iron Company N.V. —
Form 10-K for the fiscal year ended December 31, 2006
File No. 1-12815
Dear Mr. Guggenheim:
This responds to the letter from Cecilia Blye dated June 27, 2007, requesting certain information on any business Chicago Bridge & Iron Company N.V. (“CB&I”) may have in Cuba, Iran, North Korea, Sudan and Syria. Specifically, she asked that CB&I describe any “past, current, and anticipated contacts with Iran, whether through subsidiaries or other direct or indirect arrangements.” In a subsequent telephone call on July 3, 2007, you clarified that by “contacts” you were only interested in actual business transactions and that as to any such transactions you wished to cover the last three-year period. The particular interest with Iran, you explained, was occasioned by an article appearing in the Middle East Economic Digest (“MEED”) suggesting that CB&I was participating in a pipeline and storage facility project in Iran. In the same telephone conversation, we noted preliminarily that CB&I did not appear to have any business with those countries but that additional time would be needed to conduct more thorough inquiries within the company for a definitive response. You granted CB&I until July 31, 2007 to conclude this effort.
Pursuant to your request, CB&I has canvassed executives and managers within the company with responsibility for sales and operations worldwide, but especially in the regions in which the subject countries are located, All responses were negative, i.e., confirming that CB&I has no business, direct or indirect, with Cuba, Iran, North Korea, Sudan and Syria, and that it has had no business with these countries or their governments within the last three years. Those CB&I personnel knowledgeable about the company’s business in the Middle East have read the MEED articles suggesting that CB&I participated in Iranian projects and confirmed that they are simply wrong and misleading. Furthermore, CB&I has discussed with MEED, advised them that the articles are incorrect and misleading, and requested that the record be corrected and stories retracted.
Should you require any further information in response to your inquiry, please contact the undersigned.
Sincerely yours,
/s/ Walter G. Browning

Walter G. Browning
General Counsel for Chicago Bridge & Iron Company N.V.